
April 6, 2020

Via E-mail

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019

     Re: **TEGNA Inc.**
              Definitive Additional Materials on Schedule 14A
              Filed March 30, March 31, April 2, and April 3, 2020
              File No. 001-06961

Dear Mr. Kirman:

    We have reviewed your filings and have the following comments.

DEFA14A Filed March 30, 2020

1. Provide us with a legal analysis for TEGNA's assertion that it does not intend to update the disclosure relating to the acquisition proposals. Your analysis should address the application of Rule 14a-9.

2. With a view toward revised disclosure in future filings, please provide support for management's statements regarding TEGNA's "strong balance sheet."

DEFA14A Filed March 31, 2020

3. Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for the assertion that Mr. Kim "is motivated by self-interest and not a desire for shareholder representation." Such factual foundation must be reasonable. Refer to Rule 14a-9.

DEFA14A Filed April 2, 2020

4. We note your assertion that adding Standard General's nominees to TEGNA's board "could imperil [TEGNA's] successful value creation strategy." In your response letter, provide us with factual support for the specific elements of the strategy you are referring to and describe how you are defining or measuring its success. Additionally, tell us how you believe Standard General's nominees could imperil that strategy.

Igor Kirman, Esq.
Wachtell, Lipton, Rosen & Katz
April 6, 2020
Page 2

<u>DEFA14A Filed April 3, 2020</u>

5. We note that you issued the subject press release on April 1, 2020. In light of the fact that you filed these soliciting materials on April 3, 2020, it appears that you have not complied with the requirements of Rule 14a-6(b). Please confirm for us your understanding that all future soliciting materials will comply with Rule 14a-6, including the requirement that any soliciting materials sent or given to security holders be filed with the Commission no later than the date they are first sent or given to security holders.

6. We note your discussion of Standard General's derivative positions and its apparent reduction in the number of TEGNA shares that it owns. In order to provide proper context, where you discuss this information in future filings please also address Standard General's overall economic interest in the company.

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Please direct any questions to me at (202) 551-7951. You may also contact Daniel Duchovny, Special Counsel, at (202) 551-3619.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions